Exhibit 99.1

PRESS RELEASE

Ascendis Pharma Reports First Quarter 2024 Financial Results

– Rollout of YORVIPATH® initiated in Germany and Austria, with an estimated 55 doctors writing prescriptions and ~100 patients receiving commercial product as of March 31

– TransConTM PTH (palopegteriparatide) PDUFA date of May 14, 2024, for adults with hypoparathyroidism. If approved, U.S. launch planned in Q3

– TransCon CNP (navepegritide) pivotal ApproaCH Trial on track for topline results in Q4 2024

– SKYTROFA® Q1 revenue more than doubled year-over-year to €65 million; Q1 operating expenses fell by 20% year-over-year to €137 million

– Ascendis remains on track for achieving full-year 2024 SKYTROFA revenue of €320 to €340 million and full year 2024 operating expenses of €600 million

– Conference call today at 4:30 pm ET

COPENHAGEN, Denmark, May 2, 2024 (GLOBE NEWSWIRE) – Ascendis Pharma A/S (Nasdaq: ASND) today announced financial results for the first quarter ended March 31, 2024, and provided a business update.

“With SKYTROFA revenue more than doubling in the U.S. compared to the first quarter of 2023, and our successful initial launch of YORVIPATH in Germany and Austria, we believe Ascendis is on the path to achieving sustainable growth and operating cash flow breakeven on a quarterly basis by the end of 2024,” said Jan Mikkelsen, Ascendis Pharma’s President and Chief Executive Officer. “Our achievements this quarter give me further confidence that all elements are in place to deliver three independent Endocrinology Rare Disease blockbuster products and a strong pipeline in larger therapeutic areas such as Oncology, Ophthalmology, and Metabolic Diseases as outlined in Vision 2030.”

Select Highlights & Anticipated 2024 Milestones

•	TransCon hGH:

(lonapegsomatropin, approved as SKYTROFA in the U.S., EU, European Economic Area (EEA) countries, and Great Britain)

•	First quarter 2024 SKYTROFA revenue totaled €65 million, a 106% year over year increase with a steady quarter to quarter increase in treated patients.

•	Full year 2024 SKYTROFA revenue expected to be €320 million to €340 million (based on average 2023 exchange rates).

•	Plan to submit a supplemental Biologics License Application to FDA for adult growth hormone deficiency (GHD), in the third quarter of 2024.

•	Topline results from Phase 2 trial in Turner syndrome expected in the fourth quarter of 2024.

•	TransCon PTH:

(palopegteriparatide, approved as YORVIPATH in the EU, EEA countries, and Great Britain)

•

Commercial rollout of YORVIPATH continues in Germany and Austria with an estimated 55 doctors writing prescriptions and ~100 patients receiving commercial product as of March 31. First quarter YORVIPATH revenue totaled €1.5 million reflecting first two months of delivery to patients.

•	In the U.S., Prescription Drug User Fee Act (PDUFA) date of May 14, 2024; if approved, U.S. commercial launch planned in the third quarter of 2024.

•	Granted marketing authorization for the treatment of adults with chronic hypoparathyroidism and orphan drug status in Great Britain.

•	TransCon CNP:

(navepegritide)

•	Topline data from pivotal ApproaCH Trial expected in the fourth quarter of 2024, and plan to submit a New Drug Application to FDA for children with achondroplasia (age 2-11 years) in the same quarter.

•

Expect to initiate and complete enrollment in the combination TransCon hGH and TransCon CNP COACH trial of children with achondroplasia (ages 2-11) during the second quarter of 2024; topline Week 26 data expected in the fourth quarter of 2024.

•	Oncology Programs

•

New data from the ongoing Phase 1/2 IL-Believe Trial has been accepted for a poster presentation at the American Society for Clinical Oncology (ASCO) May 31-June 4. The presentation will provide initial data from the combination of TransCon IL-2 ß/g and TransCon TLR7/8 Agonists in patients with melanoma who have progressed on anti-PD1 therapy.

•

During the fourth quarter of 2024, plan to provide a clinical update from the Phase 2 indication-specific, dose expansion cohorts from our TransCon IL-2 ß/g and TransCon TLR7/8 Agonist clinical trials.

•	Financial Update and Outlook Based on Current Plans

•	As of March 31, 2024, Ascendis Pharma had cash, cash equivalents, and marketable securities totaling €320 million compared to €399 million as of December 31, 2023.

•	Full year 2024 SKYTROFA revenue expected to be €320 million to €340 million (based on average 2023 exchange rates).

•	Expect total operating expenses (SG&A and R&D) of approximately €600 million for 2024.

•	Expect to be operating cash flow breakeven on a quarterly basis by the end of 2024.

First Quarter 2024 Financial Results

Total revenue for the first quarter of 2024 was €95.9 million compared to €33.6 million during the same period for 2023. The increase was primarily attributable to higher SKYTROFA revenue of €65.0 million compared to €31.6 million in the same period last year and non-cash license revenue of €24.8 million related to the license agreement with Eyconis in January 2024.

Total Revenue (In EUR’000s)	Three Months Ended March 31,
	2024	2023
Revenue from external customers
Commercial sale of products	66,499	31,551
Licenses	24,770	614
Other	4,625	1,424

Total revenue from external customers	95,894	33,589

Research and development (R&D) costs for the first quarter of 2024 were €70.7 million compared to €106.1 million during the same period in 2023. The 33% decline was largely tied to lower external development costs for TransCon hGH, TransCon PTH (including a reversal of prior period write-downs of pre-launch inventories) and Oncology programs, partially offset by an increase in TransCon CNP costs.

Selling, general, and administrative (SG&A) expenses for the first quarter of 2024 were €66.8 million compared to €66.5 million during the same period in 2023. Higher employee costs, including the impact from commercial expansion, partly offset by lower external pre-launch and administrative expenses.

Total operating expenses for the first quarter of 2024 were €137.5 million compared to €172.7 million during the same period in 2023.

Net finance expenses for the first quarter of 2024 were €73.6 million compared to a net finance income of €35.3 million during the same period in 2023.

For the first quarter of 2024, Ascendis Pharma reported a net loss of €131.0 million, or €2.30 per share (basic and diluted) compared to a net loss of €110.9 million, or €1.98 per share (basic and diluted) for the same period in 2023.

As of March 31, 2024, Ascendis Pharma had cash, cash equivalents, and marketable securities totaling €320.2 million compared to €399.4 million as of December 31, 2023. As of March 31, 2024, Ascendis Pharma had 58,224,419 ordinary shares outstanding, including 881,730 ordinary shares represented by ADSs held by the company.

Conference Call and Webcast Information

Ascendis Pharma will host a conference call and webcast today at 4:30 pm Eastern Time (ET) to discuss its first quarter 2024 financial results.

Those who would like to participate may access the live webcast here, or register in advance for the teleconference here. The link to the live webcast will also be available on the Investors & News section of the Ascendis Pharma website at https://investors.ascendispharma.com. A replay of the webcast will be available on this section of the Ascendis Pharma website shortly after conclusion of the event for 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is applying its innovative TransCon technology platform to build a leading, fully integrated biopharma company focused on making a meaningful difference in patients’ lives. Guided by its core values of Patients, Science and Passion, Ascendis uses its TransCon technologies to create new and potentially best-in-class therapies. Ascendis is headquartered in Copenhagen, Denmark, and has additional facilities in Europe and the United States. Please visit ascendispharma.com to learn more.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) TransCon PTH’s PDUFA date of May 14, 2024, (ii) the commercial launch of TransCon PTH in the U.S., if approved, (iii) the timing of topline results from the ApproaCH Trial, (iv) Ascendis’ expectations regarding full year 2024 revenue for SKYTROFA, (v) Ascendis’ ability to fulfill its strategic goals to deliver three independent Endocrinology Rare Disease blockbuster products and a strong pipeline in larger therapeutic areas such as Oncology, Ophthalmology, and Metabolic Diseases, (vi) Ascendis’ plan to submit a supplemental Biologics License Application for SKYTROFA for adult GHD in the third quarter of 2024, (vii) the timing of topline results from the Phase 2 trial in Turner syndrome, (viii) the timing of topline data from the ApproaCH Trial, (ix) Ascendis’ plan to submit a New Drug Application for TransCon CNP for children with achondroplasia, (x) Ascendis’ ability to initiate and complete enrollment in the COACH Trial, (xi) the timing of topline data from Week 26 of the COACH Trial, (xii) Ascendis’ plan to present initial data from the Phase 1/2 IL-Believe Trial, (xiii) Ascendis’ plan to provide a clinical update from the Phase 2 portion of indication-specific, dose expansion cohorts of the IL Believe trial, (xiv) Ascendis’ expectations regarding its total operating expenses for 2024, (xv) Ascendis’ expectation that it will be operating cash flow breakeven on a quarterly basis by the end of 2024, (xvi) Ascendis’ belief that it is on a path to achieving sustainable growth and that all elements are in place to deliver three independent Endocrinology Rare Disease blockbuster products, (xvii) Ascendis’ ability to apply its TransCon technology platform to build a leading, fully integrated biopharma company, and (xviii) Ascendis’ use of its TransCon technologies to create new and potentially best-in-class therapies. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: dependence on third party manufacturers, distributors and service providers for Ascendis’ products and product candidates; unforeseen safety or efficacy results in Ascendis’ development programs or on-market products; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen expenses related to Ascendis’ development programs; unforeseen selling, general and administrative expenses, other research and development expenses and Ascendis’ business generally; delays in the development of its programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; the impact of international economic, political, legal, compliance, social and business factors. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 7, 2024 and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, TransCon, SKYTROFA®, and YORVIPATH® are trademarks owned by the Ascendis Pharma group. © May 2024 Ascendis Pharma A/S.

Investor Contacts:	Media Contact:

Tim Lee	Melinda Baker
Ascendis Pharma	Ascendis Pharma
+1 (650) 374-6343	+1 (650) 709-8875
tle@ascendispharma.com	media@ascendispharma.com
ir@ascendispharma.com

Patti Bank

ICR Westwicke

+1 (415) 513-1284

patti.bank@westwicke.com

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S
Consolidated Statements of Profit or Loss and Comprehensive
Income / (Loss) (In EUR’000s, except share and per share data)

	Three Months Ended March 31,
	2024	2023
Consolidated Statement of Profit or Loss
Revenue	95,894	33,589
Cost of sales	7,569	4,621

Gross profit	88,325	28,968
Research and development costs	70,687	106,114
Selling, general and administrative expenses	66,783	66,539

Operating profit/(loss)	(49,145)	(143,685)
Share of profit/(loss) of associate	(5,796)	(1,227)
Finance income	3,575	45,135
Finance expenses	77,161	9,840

Profit/(loss) before tax	(128,527)	(109,617)
Income taxes/(expenses)	(2,508)	(1,297)

Net profit/(loss) for the period	(131,035)	(110,914)

Attributable to owners of the Company	(131,035)	(110,914)

Basic and diluted earnings/(loss) per share	€(2.30)	€(1.98)
Number of shares used for calculation (basic and diluted)	56,883,257	56,091,927

Consolidated Statement of Comprehensive Income or (Loss)
Net profit/(loss) for the period	(131,035)	(110,914)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	63	(787)

Other comprehensive income/(loss) for the period, net of tax	63	(787)

Total comprehensive income/(loss) for the period, net of tax	(130,972)	(111,701)

Attributable to owners of the Company	(130,972)	(111,701)

Ascendis Pharma A/S

Consolidated Statements of Financial Position

(In EUR’000s)

	March 31, 2024	December 31, 2023
Assets
Non-current assets
Intangible assets	4,301	4,419
Property, plant and equipment	107,164	110,634
Investment in associates	24,797	5,686
Other receivables	2,129	2,127

	138,391	122,866

Current assets
Inventories	232,681	208,931
Trade receivables	41,092	35,874
Income tax receivables	742	802
Other receivables	26,857	19,097
Prepayments	42,502	38,578
Marketable securities	—	7,275
Cash and cash equivalents	320,239	392,164

	664,113	702,721

Total assets	802,504	825,587

Equity and liabilities
Equity
Share capital	7,818	7,749
Distributable equity	(245,997)	(153,446)

Total equity	(238,179)	(145,697)

Non-current liabilities
Borrowings	229,627	222,996
Contract liabilities	5,000	5,949
Deferred tax liabilities	7,085	5,830

	241,712	234,775

Current liabilities
Convertible notes, matures in April 2028
Borrowings	424,984	407,095
Derivative liabilities	197,291	143,296

	622,275	550,391
Other current liabilities
Borrowings	14,403	14,174
Contract liabilities	1,183	1,184
Trade payables and accrued expenses	94,526	94,566
Other liabilities	22,698	41,176
Income tax payables	3,336	2,299
Provisions	40,550	32,719

	176,696	186,118

	798,971	736,509

Total liabilities	1,040,683	971,284

Total equity and liabilities	802,504	825,587